Copa Airlines Completes New Order for up to 32 Boeing 737 Next-Generation Aircraft

WASHINGTON, Nov. 30, 2010 /PRNewswire/ -- Copa Airlines (NYSE: CPA) and Boeing (NYSE: BA) today announced an order for up to 32 Next-Generation 737-800s, which includes 10 options, at a signing ceremony at the U.S. Department of Commerce in Washington, D.C.

Valued at approximately $2.6 billion at Boeing list prices, the order is the largest new aircraft order in Copa Airlines' history. In addition, it represents one of the largest commercial transactions ever between private sector companies in the United States and the Republic of Panama.

Vice President Juan Carlos Varela of Panama, U.S. Commerce Secretary Gary Locke, and several other high-ranking U.S. and Panamanian officials attended the ceremony.

"These 32 aircraft, which will be delivered between 2015 and 2018, are an integral part of our medium-term growth plan," said Pedro Heilbron, CEO of Copa Airlines. "This is the largest aircraft order in Copa's history, which is a reflection not only of our confidence in the future of Latin America and Panama, but also of our successful business model, which has made our Hub of the Americas' the best connecting point for intra-Latin America travel."

Copa Airlines, the largest private-sector employer in Panama, is one of the most successful and fastest-growing airlines worldwide. Operating out of Tocumen International Airport in Panama City, the airline's Hub of the Americas, Copa offers the most international flights and destinations within Latin America of any hub on the continent and expects to increase capacity by 17 to 19 percent in 2011.

"We thank Copa Airlines for this significant order and are very proud to partner with one of the most successful airlines in the industry," said Jim Albaugh, president and CEO of Boeing Commercial Airplanes. "Copa's exceptional business model, ideal geographic position and modern and efficient fleet will continue to drive its leadership in the Latin American aviation market."

The new airplanes will be outfitted with Boeing's signature "Sky Interior" featuring new 787-style modern sculpted sidewalls and window reveals that provide passengers with a greater connection to the flying experience. They also will benefit from performance enhancements expected to result in a 2 percent reduction in fuel consumption through a combination of airframe and engine improvements.

"Today's signing not only celebrates the strong relationship between Boeing and Copa Airlines, but also symbolizes the strong political and commercial ties between the United States and Panama," Albaugh said.

In the past two years, Copa Airlines has purchased 37 new Next-Generation 737-800s directly from Boeing and entered into leasing agreements for an additional 10 aircraft. By the end of the year, Copa Holdings will have a total of 63 aircraft, 37 of which are Boeing 737 Next Generation. The airline will take delivery of an additional 68 in the next seven years, including 22 that will be delivered in 2011 and 2012. Copa utilizes the Next-Generation 737 to its maximum capability, flying some of the longest 737 routes in the world.

A market leader, Copa Airlines was the first in the Americas to incorporate Blended Winglets on its 737-700 fleet, as well as the first to incorporate Vertical Situation Display (VSD), an advanced flight deck situation awareness display.

About Copa Holdings

Copa Holdings, through its operating subsidiaries Copa Airlines and Copa Airlines Colombia (formerly Aero Republica), is a leading Latin American commercial aviation provider of passenger and cargo service. Copa offers more than 160 daily scheduled flights to 52 destinations in 25 countries in North, Central and South America and the Caribbean through its Hub of the Americas at Tocumen International Airport in Panama City, Panama. From the U.S., Copa Airlines offers nonstop service to Panama from Miami, New York City (JFK), Los Angeles, Washington, D.C. (Dulles), and Orlando. For more information about Copa Airlines, or to make reservations and seat selection, enter OnePass numbers, keep a trip log, check in for flights, print boarding passes and pay for tickets via secure transactions in six different currencies (U.S. Dollars; Argentine, Chilean, Colombian and Mexican pesos; and Brazilian reales), visit copaair.com.

Photo and caption are available here: http://boeing.mediaroom.com/index.php?s=64&item=xx

CPA-G

CONTACT: Patricia Roquebert – Panama, +011-507-304-2926, mediarelations@copaair.com, or Sonia Villar – U.S., +1-210-277-2916, svillar@mvmas.com, or Adam Morgan, Boeing Commercial Airplanes, +1-281-386-4396, adam.k.morgan@boeing.com